Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	9 February 2012

SIMS METAL MANAGEMENT EARNINGS UPDATE FOR

HALF YEAR FISCAL 2012 ENDED 31 DECEMBER 2011

Sims Metal Management (the “Company”) will record a non-cash impairment charge related to goodwill and provides an update on underlying EBITDA (earnings before interest, tax, depreciation, goodwill impairment and amortisation) for the Fiscal 2012 half year results ended 31 December 2011.

In connection with applying AASB 136 Impairment of Assets, the Company has determined to write off goodwill of $614 million in the half year results ended 31 December 2011 ($594 million after-tax). The impairment arose predominately within the North America segment and related to acquisitions and joint ventures made and accounted for prior to the end of Fiscal 2008. The Company attributes the impairment to the timing and valuation of previous significant and material acquisitions of traditional scrap metal recycling companies, particularly in North America, prior to the severe global economic downturn and U.S. recession that adversely impacted the traditional scrap metal recycling industry. The write down of goodwill, a non-cash item, will not impact the Company’s dividend policy, growth strategy across all regions and businesses, share buy-back plan, or its compliance with credit agreements.

The Company currently expects, subject to the completion of auditor review and board approval, that underlying EBITDA before goodwill impairment charges and other adverse atypical items (circa $15 million) to be circa $141 million compared to underlying EBITDA of $138 million in the prior corresponding period for Fiscal 2011. First half results were impacted by continued difficult operating conditions for the traditional metals business, particularly in North America, as previously advised at the Company’s Annual General Meeting (AGM) in November. These conditions adversely impacted operating margins and equity accounted profits of joint venture partners, particularly towards the end of the first half in the North America segment. Results in the first half for Australasia and Europe (excluding the U.K. traditional metals business) remained solid. Results for Sims Recycling Solutions were generally in line with the prior corresponding period. Also anticipated at the November AGM, scrap intake slowed towards the end of the first half for North America and Europe. Consolidated scrap intake and shipments for the first half of Fiscal 2012 were circa 7 million tonnes with only circa 3 million tonnes of that activity arising in the final three months of the first half.

The Company will release results to the market on 17 February 2012.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 260 facilities and 6,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For further information contact

Dan Dienst Group Chief Executive Officer Tel: + 1 212 500 7410	or	Rob Larry Group Chief Financial Officer Tel: +1 312 644 8205

For media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430